

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Sheli Fitzgerald
Chief Executive Officer and President
AFS SenSub Corp.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:  AFS SenSub Corp.**
> **Registration Statement on Form SF-3**
> **Filed December 22, 2021**
> **File No. 333-261851**

Dear Ms. Fitzgerald:

      We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus
Risk Factors, page 25

1.    To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks.  See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Description of the Notes
Determination of SOFR, page 107

2.      Your bracketed disclosure describing the determination of SOFR indicates that the benchmark rate for the floating rate notes will be either "30-day average SOFR" or "SOFR in arrears."  However, references to SOFR elsewhere in your form of prospectus and in your exhibits refer only to "30-day average SOFR."  Please revise your form of prospectus as appropriate to resolve this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or Benjamin Meeks at 202-551-7146 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance